April 10, 2006

Mail Stop 3561

via U.S. mail and facsimile

David C. Merrell, President
Souvall-Page and Company, Inc.
9005 Cobble Canyon Lane
Sandy, Utah

Re: Souvall-Page and Company, Inc.
       Registration Statement on Form 10-SB, Amendment 3
       Filed February 27, 2006
       File No. 0-51464

Dear Mr. Merrell:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Operation, page 14
1. We reissue prior comment number four in our letter dated
February
13, 2006.

Description of Securities, page 19
2. Supplementally advise why it is appropriate to consistently refer
to the stock you are registering with this registration statement as
"Class A Common Stock" in this section, in view of the fact that you
have stated the following in the "Description of Business -
Business
Development - Organization" section on page 2 of the prospectus:
"Effective February 2, 1988, we changed our name to Souvall-Page
and
Company, Inc. and we decreased our authorized capital of
75,000,000
shares of $0.001 par value common stock to 50,000,000 shares of Class
A common stock without par value, ("Common Stock"). All referenced
(sic) to Common Stock herein refer to our Class A Common Stock that is currently the only authorized class of Common Stock that we are authorized to issue."

Revise if appropriate.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

      cc:   Leonard Burningham
      By facsimile to 801-355-7126

David C. Merrell, President
Souvall-Page and Company, Inc.
April 10, 2006
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